Exhibit 99.2



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended December 31, 2021

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2021

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended December 31,
($ millions, except per share amounts)

	Notes	Three Months Ended 2021	2020 [1]	Twelve Months Ended 2021	2020 [1]
Revenues	1				
Gross Sales		**14,541**	3,686	**48,811**	13,914
Less: Royalties		**815**	143	**2,454**	371
		13,726	3,543	**46,357**	13,543
Expenses	1				
Purchased Product		**7,197**	1,268	**23,481**	5,681
Transportation and Blending		**2,379**	1,137	**7,883**	4,728
Operating		**1,288**	485	**4,716**	1,955
(Gain) Loss on Risk Management	27	**44**	75	**995**	308
Depreciation, Depletion and Amortization	9,14,15	**2,652**	849	**5,886**	3,464
Exploration Expense	13	**3**	59	**18**	91
General and Administrative	5	**358**	168	**849**	292
Finance Costs	6	**246**	145	**1,082**	536
Interest Income		**(12)**	(5)	**(23)**	(9)
Integration Costs	4A	**47**	29	**349**	29
Foreign Exchange (Gain) Loss, Net	7	**(81)**	(349)	**(174)**	(181)
Re-measurement of Contingent Payment	18	**4**	17	**575**	(80)
(Gain) Loss on Divestiture of Assets	8	**(132)**	(81)	**(229)**	(81)
Other (Income) Loss, Net		**(101)**	92	**(309)**	40
(Income) Loss From Equity-Accounted Affiliates	16	**(17)**	—	**(57)**	—
Earnings (Loss) Before Income Tax		**(149)**	(346)	**1,315**	(3,230)
Income Tax Expense (Recovery)	10	**259**	(193)	**728**	(851)
Net Earnings (Loss)		**(408)**	(153)	**587**	(2,379)
Net Earnings (Loss) Per Common Share ($)	11				
Basic		**(0.21)**	(0.12)	**0.27**	(1.94)
Diluted		**(0.21)**	(0.12)	**0.27**	(1.94)

(1)   See Note 3(I) for revisions to comparative results.

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended December 31,
($ millions)

	Notes	Three Months Ended		Twelve Months Ended	
		2021	2020	**2021**	2020
Net Earnings (Loss)		**(408)**	(153)	**587**	(2,379)
Other Comprehensive Income (Loss), Net of Tax	24				
Items That Will not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**17**	(5)	**38**	(8)
Change in the Fair Value of Equity Instruments at FVOCI [1]		**—**	(1)	**—**	—
Items That may be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		**(53)**	(171)	**(129)**	(44)
Total Other Comprehensive Income (Loss), Net of Tax		**(36)**	(177)	**(91)**	(52)
Comprehensive Income (Loss)		**(444)**	(330)	**496**	(2,431)

[1] Fair value through other comprehensive income (loss) ("FVOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at December 31,
($ millions)

	Notes	**2021**	2020
Assets			
Current Assets			
Cash and Cash Equivalents		**2,873**	378
Accounts Receivable and Accrued Revenues		**3,870**	1,488
Income Tax Receivable		**22**	21
Inventories		**3,919**	1,089
Assets Held for Sale	12	**1,304**	—
Total Current Assets		**11,988**	2,976
Restricted Cash	21	**186**	—
Exploration and Evaluation Assets, Net	1,13	**720**	623
Property, Plant and Equipment, Net	1,14	**34,225**	25,411
Right-of-Use Assets, Net	1,15	**2,010**	1,139
Income Tax Receivable		**66**	—
Investments in Equity-Accounted Affiliates	16	**311**	97
Other Assets	17	**431**	216
Deferred Income Taxes		**694**	36
Goodwill	1	**3,473**	2,272
Total Assets		**54,104**	32,770
Liabilities and Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**6,353**	2,018
Short-Term Borrowings	19	**79**	121
Lease Liabilities	20	**272**	184
Contingent Payment	18	**236**	36
Income Tax Payable		**179**	—
Liabilities Related to Assets Held for Sale	12	**186**	—
Total Current Liabilities		**7,305**	2,359
Long-Term Debt	19	**12,385**	7,441
Lease Liabilities	20	**2,685**	1,573
Contingent Payment	18	**—**	27
Decommissioning Liabilities	21	**3,906**	1,248
Other Liabilities	22	**929**	181
Deferred Income Taxes		**3,286**	3,234
Total Liabilities		**30,496**	16,063
Shareholders' Equity		**23,596**	16,707
Non-Controlling Interest		**12**	—
Total Liabilities and Equity		**54,104**	32,770
Commitments and Contingencies	30		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)

($ millions)

	Shareholders' Equity							Non-Controlling Interest
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI [1]	Total	
	(Note 23)	(Note 23)	(Note 23)			(Note 24)		
As at December 31, 2019	11,040	—	—	4,377	2,957	827	19,201	—
Net Earnings (Loss)	—	—	—	—	(2,379)	—	(2,379)	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(52)	(52)	—
Total Comprehensive Income (Loss)	—	—	—	—	(2,379)	(52)	(2,431)	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Dividends on Common Shares	—	—	—	—	(77)	—	(77)	—
As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	587	—	587	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(91)	(91)	—
Total Comprehensive Income (Loss)	—	—	—	—	587	(91)	496	—
Common Shares Issued (Note 4A)	6,111	—	—	—	—	—	6,111	—
Common Shares Issued on Exercise of Stock Options	7	—	—	(1)	—	—	6	—
Purchase of Common Shares Under NCIB [2] (Note 23)	(145)	—	—	(120)	—	—	(265)	—
Preferred Shares Issued (Note 4A)	—	519	—	—	—	—	519	—
Warrants Issued (Note 4A)	—	—	216	—	—	—	216	—
Warrants Exercised	3	—	(1)	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Dividends on Common Shares	—	—	—	—	(176)	—	(176)	—
Dividends on Preferred Shares	—	—	—	—	(34)	—	(34)	—
Non-Controlling Interest	—	—	—	—	—	—	—	12
As at December 31, 2021	**17,016**	**519**	**215**	**4,284**	**878**	**684**	**23,596**	**12**

(1)   Accumulated other comprehensive income (loss) ("AOCI").

(2)   Normal course issuer bid ("NCIB").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended December 31,
($ millions)

	Notes	Three Months Ended		Twelve Months Ended	
		2021	2020	**2021**	2020
Operating Activities					
Net Earnings (Loss)		**(408)**	(153)	**587**	(2,379)
Depreciation, Depletion and Amortization	9,14,15	**2,652**	849	**5,886**	3,464
Exploration Expense	13	**(3)**	59	**9**	91
Inventory Write-Down (Reversal)		**—**	6	**16**	555
Realization of Inventory Write-Downs		**—**	(4)	**(31)**	(572)
Deferred Income Tax Expense (Recovery)	10	**171**	(182)	**452**	(838)
Unrealized (Gain) Loss on Risk Management	27	**(224)**	49	**2**	56
Unrealized Foreign Exchange (Gain) Loss	7	**(92)**	(360)	**(312)**	(131)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**34**	—	**171**	(33)
Re-measurement of Contingent Payment, Net of Cash Paid		**(115)**	17	**400**	(80)
(Gain) Loss on Divestiture of Assets	8	**(132)**	(81)	**(229)**	(81)
Unwinding of Discount on Decommissioning Liabilities	21	**56**	14	**199**	57
(Income) Loss From Equity-Accounted Affiliates	16	**(17)**	—	**(57)**	—
Distributions Received From Equity-Accounted Affiliates	16	**22**	—	**137**	—
Other		**4**	119	**18**	8
Settlement of Decommissioning Liabilities		**(35)**	(6)	**(102)**	(42)
Net Change in Non-Cash Working Capital	29	**271**	(77)	**(1,227)**	198
Cash From (Used in) Operating Activities		**2,184**	250	**5,919**	273
Investing Activities					
Capital Expenditures	13,14	**(835)**	(250)	**(2,563)**	(859)
Proceeds From Divestitures	8	**247**	36	**435**	38
Cash Acquired Through Business Combination	4A	**—**	—	**735**	—
Net Cash Received on Assumption of Decommissioning Liabilities	4B	**—**	—	**75**	—
Net Change in Investments and Other		**50**	—	**17**	(4)
Net Change in Non-Cash Working Capital	29	**143**	14	**359**	(38)
Cash From (Used in) Investing Activities		**(395)**	(200)	**(942)**	(863)
Net Cash Provided (Used) Before Financing Activities		**1,789**	50	**4,977**	(590)
Financing Activities	29				
Net Issuance (Repayment) of Short-Term Borrowings		**31**	(16)	**(77)**	117
Issuance of Long-Term Debt		**—**	—	**1,557**	1,326
(Repayment) of Long-Term Debt		**(534)**	—	**(2,870)**	(112)
Net Issuance (Repayment) of Revolving Long-Term Debt		**—**	—	**(350)**	(220)
Principal Repayment of Leases	20	**(78)**	(48)	**(300)**	(197)
Purchase of Common Shares Under NCIB	23	**(265)**	—	**(265)**	—
Dividends Paid on Common Shares	11	**(70)**	—	**(176)**	(77)
Dividends Paid on Preferred Shares	11	**(8)**	—	**(34)**	—
Other		**8**	—	**8**	—
Cash From (Used in) Financing Activities		**(916)**	(64)	**(2,507)**	837
Effect of Foreign Exchange on Cash and Cash Equivalents		**(10)**	(12)	**25**	(55)
Increase (Decrease) in Cash and Cash Equivalents		**863**	(26)	**2,495**	192
Cash and Cash Equivalents, Beginning of Period		**2,010**	404	**378**	186
Cash and Cash Equivalents, End of Period		**2,873**	378	**2,873**	378

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc., including its subsidiaries, (together "Cenovus" or the "Company") is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States ("U.S.").

Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants ("Cenovus Warrants") are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE"). Cenovus's cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On January 1, 2021, Cenovus and Husky Energy Inc. ("Husky") closed a transaction to combine the two companies through a plan of arrangement (the "Arrangement") (see Note 4A). The transaction included Husky's oil sands, conventional, offshore and retail segments. The transaction also included extensive transportation, storage and logistics and downstream infrastructure. Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:

Upstream Segments

- **Oil Sands,** includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus's oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC ("BP Canada") and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster thermal and conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership ("HMLP"). The sale and transportation of Cenovus's production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Conventional,** includes assets rich in natural gas liquids ("NGLs") and natural gas within the Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia, and interests in numerous natural gas processing facilities. Cenovus's NGLs and natural gas production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Offshore,** includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. ("HCML") joint venture in Indonesia.

Downstream Segments

- **Canadian Manufacturing,** includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.

- **U.S. Manufacturing,** includes the refining of crude oil to produce diesel, gasoline, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly owned Toledo Refinery (jointly owned with operator BP Products North America Inc. ("BP")). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

- **Retail,** includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, and diesel production in the Canadian Manufacturing segment sold to the Retail segment. Eliminations are recorded based on current market prices.

To conform to the presentation adopted for the current period's operating segments, the following comparatives prior to January 1, 2021, have been reclassified:

- The Company's market optimization activities, previously reported in the Refining and Marketing segment, have been reclassified to the Oil Sands and Conventional segments.
- The Bruderheim crude-by-rail terminal results, previously reported under the Refining and Marketing segment, have been reclassified to the Canadian Manufacturing segment.
- The refining activities in the U.S. with operator Phillips 66, previously reported in the Refining and Marketing segment, have been reclassified to the U.S. Manufacturing segment.
- The Company's unrealized gain and loss on risk management, previously reported in Corporate and Eliminations, have been reclassified to the reportable segment to which the derivative instrument relates.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location. Prior period results have been re-presented (see Note 31).

A) Results of Operations – Segment and Operational Information [1]

i) Results for the Three Months Ended December 31

					Upstream				
For the three months ended	Oil Sands		Conventional		Offshore		Total	
December 31,	2021	2020 [2]	2021	2020	2021	2020	2021	2020 [2]
Revenues								
Gross Sales	6,717	2,481	1,000	268	520	—	8,237	2,749
Less: Royalties [3]	734	131	47	12	34	—	815	143
	5,983	2,350	953	256	486	—	7,422	2,606
Expenses								
Purchased Product [3]	868	250	542	84	—	—	1,410	334
Transportation and Blending [3]	2,365	1,131	17	18	5	—	2,387	1,149
Operating [3]	658	317	134	72	73	—	865	389
Realized (Gain) Loss on Risk Management	202	40	—	—	—	—	202	40
Operating Margin	1,890	612	260	82	408	—	2,558	694
Unrealized (Gain) Loss on Risk Management	(176)	49	(9)	—	—	—	(185)	49
Depreciation, Depletion and Amortization	684	411	(306)	317	123	—	501	728
Exploration Expense	1	2	—	57	2	—	3	59
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	(11)	—	(11)	—
Segment Income (Loss)	1,381	150	575	(292)	294	—	2,250	(142)

[1] Prior period results have been reclassified to conform with the current period's operating segments.

[2] Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

[3] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

| | Downstream | | | | | | | |
| For the three months ended December 31, | Canadian Manufacturing | | U.S. Manufacturing | | Retail | | Total | |
	2021	2020	2021	2020	2021	2020	2021	2020
Revenues								
Gross Sales	1,363	24	6,154	1,100	618	—	8,135	1,124
Less: Royalties [1]	—	—	—	—	—	—	—	—
	1,363	24	6,154	1,100	618	—	8,135	1,124
Expenses								
Purchased Product [1]	1,128	—	5,635	1,016	585	—	7,348	1,016
Transportation and Blending [1]	—	—	—	—	—	—	—	—
Operating [1]	104	8	560	184	25	—	689	192
Realized (Gain) Loss on Risk Management	—	—	56	(15)	—	—	56	(15)
Operating Margin	131	16	(97)	(85)	8	—	42	(69)
Unrealized (Gain) Loss on Risk Management	—	—	(37)	—	—	—	(37)	—
Depreciation, Depletion and Amortization	40	2	2,061	62	23	—	2,124	64
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	91	14	(2,121)	(147)	(15)	—	(2,045)	(133)

| | Corporate and Eliminations | | Consolidated | |
For the three months ended December 31,	2021	2020	2021	2020 [2]
Revenues				
Gross Sales	(1,831)	(187)	14,541	3,686
Less: Royalties [1]	—	—	815	143
	(1,831)	(187)	13,726	3,543
Expenses				
Purchased Product [1]	(1,561)	(82)	7,197	1,268
Transportation and Blending [1]	(8)	(12)	2,379	1,137
Operating [1]	(266)	(96)	1,288	485
Realized (Gain) Loss on Risk Management	10	1	268	26
Unrealized (Gain) Loss on Risk Management	(2)	—	(224)	49
Depreciation, Depletion and Amortization	27	57	2,652	849
Exploration Expense	—	—	3	59
(Income) Loss From Equity-Accounted Affiliates	(6)	—	(17)	—
Segment Income (Loss)	(25)	(55)	180	(330)
General and Administrative	358	168	358	168
Finance Costs	246	145	246	145
Interest Income	(12)	(5)	(12)	(5)
Integration Costs	47	29	47	29
Foreign Exchange (Gain) Loss, Net	(81)	(349)	(81)	(349)
Re-measurement of Contingent Payment	4	17	4	17
Gain on Divestiture of Assets	(132)	(81)	(132)	(81)
Other (Income) Loss, Net	(101)	92	(101)	92
	329	16	329	16
Earnings (Loss) Before Income Tax			(149)	(346)
Income Tax Expense (Recovery)			259	(193)
Net Earnings (Loss)			(408)	(153)

[1] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

[2] Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

ii) Results for the Twelve Months Ended December 31

	Upstream							
For the twelve months ended	Oil Sands		Conventional		Offshore		Total	
December 31,	**2021**	2020 [1]	**2021**	2020	**2021**	2020	**2021**	2020 [1]
Revenues								
Gross Sales	**22,827**	8,804	**3,235**	904	**1,782**	—	**27,844**	9,708
Less: Royalties [2]	**2,196**	331	**150**	40	**108**	—	**2,454**	371
	20,631	8,473	**3,085**	864	**1,674**	—	**25,390**	9,337
Expenses								
Purchased Product [2]	**3,188**	1,262	**1,655**	268	**—**	—	**4,843**	1,530
Transportation and Blending [2]	**7,841**	4,683	**74**	81	**15**	—	**7,930**	4,764
Operating [2]	**2,451**	1,156	**551**	320	**239**	—	**3,241**	1,476
Realized (Gain) Loss on Risk Management	**786**	268	**2**	—	**—**	—	**788**	268
Operating Margin	**6,365**	1,104	**803**	195	**1,420**	—	**8,588**	1,299
Unrealized (Gain) Loss on Risk Management	**18**	57	**1**	—	**—**	—	**19**	57
Depreciation, Depletion and Amortization	**2,666**	1,687	**3**	880	**492**	—	**3,161**	2,567
Exploration Expense	**16**	9	**(3)**	82	**5**	—	**18**	91
(Income) Loss From Equity-Accounted Affiliates	**(5)**	—	**—**	—	**(47)**	—	**(52)**	—
Segment Income (Loss)	**3,670**	(649)	**802**	(767)	**970**	—	**5,442**	(1,416)

	Downstream							
For the twelve months ended	Canadian Manufacturing		U.S. Manufacturing		Retail		Total	
December 31,	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Revenues								
Gross Sales	**4,472**	82	**20,043**	4,733	**2,158**	—	**26,673**	4,815
Less: Royalties [2]	**—**	—	**—**	—	**—**	—	**—**	—
	4,472	82	**20,043**	4,733	**2,158**	—	**26,673**	4,815
Expenses								
Purchased Product [2]	**3,552**	—	**17,955**	4,429	**2,019**	—	**23,526**	4,429
Transportation and Blending [2]	**—**	—	**—**	—	**—**	—	**—**	—
Operating [2]	**388**	37	**1,772**	748	**98**	—	**2,258**	785
Realized (Gain) Loss on Risk Management	**—**	—	**104**	(21)	**—**	—	**104**	(21)
Operating Margin	**532**	45	**212**	(423)	**41**	—	**785**	(378)
Unrealized (Gain) Loss on Risk Management	**—**	—	**1**	(1)	**—**	—	**1**	(1)
Depreciation, Depletion and Amortization	**167**	8	**2,381**	728	**59**	—	**2,607**	736
Exploration Expense	**—**	—	**—**	—	**—**	—	**—**	—
(Income) Loss From Equity-Accounted Affiliates	**—**	—	**—**	—	**—**	—	**—**	—
Segment Income (Loss)	**365**	37	**(2,170)**	(1,150)	**(18)**	—	**(1,823)**	(1,113)

[1] Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

[2] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

	Corporate and Eliminations		Consolidated	
For the twelve months ended December 31,	**2021**	2020	**2021**	2020 [1]
Revenues				
Gross Sales	**(5,706)**	(609)	**48,811**	13,914
Less: Royalties [2]	**—**	—	**2,454**	371
	(5,706)	(609)	**46,357**	13,543
Expenses				
Purchased Product [2]	**(4,888)**	(278)	**23,481**	5,681
Transportation and Blending [2]	**(47)**	(36)	**7,883**	4,728
Operating [2]	**(783)**	(306)	**4,716**	1,955
Realized (Gain) Loss on Risk Management	**101**	5	**993**	252
Unrealized (Gain) Loss on Risk Management	**(18)**	—	**2**	56
Depreciation, Depletion and Amortization	**118**	161	**5,886**	3,464
Exploration Expense	**—**	—	**18**	91
(Income) Loss From Equity-Accounted Affiliates	**(5)**	—	**(57)**	—
Segment Income (Loss)	**(184)**	(155)	**3,435**	(2,684)
General and Administrative	**849**	292	**849**	292
Finance Costs	**1,082**	536	**1,082**	536
Interest Income	**(23)**	(9)	**(23)**	(9)
Integration Costs	**349**	29	**349**	29
Foreign Exchange (Gain) Loss, Net	**(174)**	(181)	**(174)**	(181)
Re-measurement of Contingent Payment	**575**	(80)	**575**	(80)
(Gain) Loss on Divestiture of Assets	**(229)**	(81)	**(229)**	(81)
Other (Income) Loss, Net	**(309)**	40	**(309)**	40
	2,120	546	**2,120**	546
Earnings (Loss) Before Income Tax			**1,315**	(3,230)
Income Tax Expense (Recovery)			**728**	(851)
Net Earnings (Loss)			**587**	(2,379)

[1] Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

[2] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

B) Revenues by Product [1]

For the periods ended December 31,	Three Months Ended		Twelve Months Ended	
	2021	2020	**2021**	2020
Upstream [2]				
Crude Oil	**5,477**	2,380	**19,051**	8,557
NGLs	**888**	58	**2,809**	186
Natural Gas	**907**	151	**3,032**	535
Other	**150**	17	**498**	58
Downstream				
Canadian Manufacturing				
Synthetic Crude Oil	**662**	—	**1,951**	—
Diesel and Distillate	**124**	—	**407**	—
Asphalt	**119**	—	**477**	—
Other Products and Services	**458**	24	**1,637**	82
U.S. Manufacturing				
Gasoline	**2,866**	570	**10,111**	2,352
Diesel and Distillate	**1,932**	358	**6,429**	1,569
Other Products	**1,356**	172	**3,503**	813
Retail	**618**	—	**2,158**	—
Corporate and Eliminations	**(1,831)**	(187)	**(5,706)**	(609)
Consolidated	**13,726**	3,543	**46,357**	13,543

(1) Prior period results have been reclassified to conform with the current period's operating segments.

(2) Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

C) Geographical Information

	Revenues [1]			
	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2021**	2020	**2021**	2020
Canada [2]	**6,788**	2,427	**23,768**	8,715
United States	**6,586**	1,116	**21,326**	4,828
China	**352**	—	**1,263**	—
Consolidated	**13,726**	3,543	**46,357**	13,543

(1) Revenues by country are classified based on where the operations are located.

(2) Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).

	Non-Current Assets [1]	
As at December 31,	**2021**	2020
Canada [2]	**33,915**	26,041
United States	**4,093**	3,590
China	**2,583**	—
Indonesia	**311**	—
Consolidated	**40,902**	29,631

(1) Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

(2) Excludes assets of $552 million in the Retail segment, $593 million in the Oil Sands segment and $159 million in the Conventional segment that have been reclassified as held for sale in current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

D) Assets by Segment [(1)]

As at December 31,	E&E Assets		PP&E		ROU Assets	
	2021	2020	**2021**	2020	**2021**	2020
Oil Sands	**653**	617	**22,535**	19,748	**754**	196
Conventional	**6**	6	**2,174**	1,758	**2**	3
Offshore	**61**	—	**2,822**	—	**160**	—
Canadian Manufacturing	**—**	—	**2,353**	176	**339**	392
U.S. Manufacturing	**—**	—	**3,745**	3,476	**252**	114
Retail	**—**	—	**205**	—	**49**	—
Corporate and Eliminations	**—**	—	**391**	253	**454**	434
Consolidated	**720**	623	**34,225**	25,411	**2,010**	1,139

As at December 31,	Goodwill		Total Assets	
	2021	2020	**2021**	2020
Oil Sands [(2)]	**3,473**	2,272	**31,070**	24,641
Conventional [(2)]	**—**	—	**3,026**	1,978
Offshore	**—**	—	**3,597**	—
Canadian Manufacturing	**—**	—	**2,918**	578
U.S. Manufacturing	**—**	—	**7,777**	4,363
Retail [(2)]	**—**	—	**966**	—
Corporate and Eliminations	**—**	—	**4,750**	1,210
Consolidated	**3,473**	2,272	**54,104**	32,770

[(1)]   *Prior period results have been reclassified to conform with the current period's operating segments.*

[(2)]   *Total assets includes assets held for sale of $552 million in the Retail segment, $593 million in the Oil Sands segment and $159 million in the Conventional segment.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

E) Capital Expenditures [1] [2]

For the periods ended December 31,	Three Months Ended		Twelve Months Ended	
	2021	2020	**2021**	2020
Capital Investment				
Oil Sands	**402**	90	**1,019**	427
Conventional	**87**	39	**222**	78
Offshore				
Asia Pacific	**—**	—	**21**	—
Atlantic	**45**	—	**154**	—
Total Upstream	**534**	129	**1,416**	505
Canadian Manufacturing	**14**	11	**37**	33
U.S. Manufacturing	**252**	93	**995**	243
Retail	**9**	—	**31**	—
Total Downstream	**275**	104	**1,063**	276
Corporate and Eliminations	**26**	9	**84**	60
	835	242	**2,563**	841
Acquisition Capital				
Oil Sands	**—**	—	**3**	6
Conventional	**—**	8	**4**	12
	—	8	**7**	18
Acquisitions (Note 4)				
Oil Sands	**—**	—	**5,002**	—
Conventional	**—**	—	**547**	—
Offshore	**—**	—	**3,129**	—
Canadian Manufacturing	**—**	—	**2,283**	—
U.S. Manufacturing	**—**	—	**1,618**	—
Retail	**—**	—	**690**	—
Corporate and Eliminations	**—**	—	**156**	—
	—	—	**13,425**	—
Total Capital Expenditures	**835**	250	**15,995**	859

[1]   *Includes expenditures on PP&E, E&E assets and assets held for sale.*
[2]   *Prior period results have been reclassified to conform with the current period's operating segments.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, *"Interim Financial Reporting"* ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2020, except for updates to significant accounting policies as disclosed in Note 3.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the periods ended December 31, 2021. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective February 7, 2022.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

As a result of the Arrangement, the Company updated its significant accounting policies, critical accounting judgments and key sources of estimation uncertainty on January 1, 2021. There were no additional changes made subsequent to the first quarter of 2021.

Accounting policies, in addition to those noted below, can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's accounts reflect its share of the assets, liabilities, revenues and expenses from the Company's activities that are conducted through joint operations with third parties. A portion of the Company's activities relate to joint ventures, which are accounted for using the equity method of accounting.

An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company's share of the affiliate's profit or loss and other comprehensive income ("OCI").

B) Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

- Sale of crude oil, NGLs and natural gas.
- Sale of petroleum and refined products.
- Crude oil and natural gas processing services.
- Pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas.
- Fee-for-service hydrocarbon trans-loading services.
- Construction services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with natural gas processing, transportation services and trans-loading services are generally based on fixed price contracts.

Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.

The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.

C) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.

Other post-employment benefit ("OPEB") plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans there is no funding of the benefits before retirement.

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

- Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
- Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
- Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee's base salary was payable if Cenovus achieved, prior to February 12, 2024, a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the "Plan"). In conjunction with the close of the Arrangement, the Plan was terminated and replaced with a synergy-focused incentive plan (the "Incentive Plan"). All employees, except for Executive Officers and some unionized employees are eligible. Under the Incentive Plan, a cash award of 15 percent to 30 percent of the employee's base salary is payable if Cenovus achieves greater than $1.0 billion in identified run-rate synergies prior to the end of 2022. The payout is calculated on a sliding scale and includes a performance multiplier for early achievement of synergy targets. The obligation related to the Incentive Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized as general and administrative expense over the estimated time until payout is achieved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

D) Related Party Transactions

The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.

E) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less. When outstanding cheques are in excess of cash on hand and short-term deposits, and the Company has the ability to net settle, the excess is reported in bank operating loans.

Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within twelve months, it is classified as a non-current asset.

F) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion and amortization ("DD&A"), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Crude Oil and Natural Gas Properties

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Included in oil and gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years. Gross overriding royalty interests ("GORRs") in certain crude oil and natural gas properties are depleted using a unit-of-production method.

Manufacturing Assets

The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

- Land improvements and buildings: 15 to 40 years.
- Office improvements and buildings: 3 to 15 years.
- Refining equipment: 10 to 60 years.

The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Processing, Transportation and Storage Assets, Retail and Other

Depreciation for substantially all other PP&E is provided using the straight-line method based on the estimated useful lives of assets, which range from 3 to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.

The residual value, the method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

G) Share Capital and Warrants

Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company's option and dividends are discretionary and payable only if declared by Cenovus's Board of Directors. Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity. When purchased, common shares are reduced by the average carrying value with the excess of the purchase price recognized as a reduction in Cenovus's paid in surplus. Common shares are cancelled subsequent to being purchased.

Warrants issued in the Arrangement are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.

H) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), Cenovus replacement stock options, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). Stock-based compensation costs are recorded in general and administrative expenses, or recorded to PP&E or E&E assets when directly related to exploration or development activities.

Stock Options With Associated Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders' equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

Cenovus Replacement Stock Options

Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When stock options are settled for cash, the liability is reduced by the cash settlement paid. When stock options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the stock option is recorded as share capital.

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Stock-based compensation is recorded to PP&E or E&E assets when directly related to exploration or development activities.

I) Adjustments to the Consolidated Statements of Earnings (Loss)

Certain comparative information presented in the Consolidated Statements of Earnings (Loss), within the Oil Sands segment, has been revised. During the three months ended December 31, 2021, the Company made adjustments to more appropriately record certain third-party purchases used for blending and optimization activities. A portion of third-party purchases and sales were previously recorded on a net basis in gross sales. It was determined that the purchases were more appropriately reported as purchased product. These amounts have now been re-presented as purchased product to be consistent with similar transactions. In addition, the Company identified the inconsistent treatment of product swaps, which were being recorded appropriately on a net basis to either gross sales or purchased product. Going forward, all gains or losses on product swaps will be recorded to purchased product. As a result, Cenovus revised the comparative periods increasing revenues and purchased product, with no impact to net earnings (loss), segment income (loss), cash flows or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) to the corresponding revised amounts:

2021 Revisions

Oil Sands Segment	Three Months Ended March 31, 2021			Three Months Ended June 30, 2021			Three Months Ended September 30, 2021		
	Previously Reported	Revision	**Revised**	Previously Reported	Revision	**Revised**	Previously Reported	Revision	**Revised**
Gross Sales	4,775	143	**4,918**	5,015	60	**5,075**	6,114	3	**6,117**
Purchased Product	718	143	**861**	574	60	**634**	822	3	**825**
	4,057	—	**4,057**	4,441	—	**4,441**	5,292	—	**5,292**

2020 Revisions

Oil Sands Segment	Three Months Ended March 31, 2020			Three Months Ended June 30, 2020			Three Months Ended September 30, 2020		
	Previously Reported	Revision	**Revised**	Previously Reported	Revision	**Revised**	Previously Reported	Revision	**Revised**
Gross Sales	2,434	(9)	**2,425**	1,247	137	**1,384**	2,436	78	**2,514**
Purchased Product	405	(9)	**396**	166	137	**303**	235	78	**313**
	2,029	—	**2,029**	1,081	—	**1,081**	2,201	—	**2,201**

Oil Sands Segment	Three Months Ended December 31, 2020			Twelve Months Ended December 31, 2020		
	Previously Reported	Revision	**Revised**	Previously Reported	Revision	**Revised**
Gross Sales	2,364	117	**2,481**	8,481	323	**8,804**
Purchased Product	133	117	**250**	939	323	**1,262**
	2,231	—	**2,231**	7,542	—	**7,542**

J) Update to Critical Accounting Judgments and Key Sources of Estimation Uncertainty

A full list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. The significant joint operations held by the Company are as follows:

- 50 percent interest in WRB Refining LP ("WRB").
- 50 percent interest in Sunrise Oil Sands Partnership ("Sunrise").
- 50 percent interest in BP-Husky Refining LLC ("Toledo").

It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB, Sunrise and Toledo. As a result, the joint arrangements are classified as joint operations and the Company's share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, *"Joint Arrangements"*, the Company considered the following:

- The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are "flow-through" entities.
- The agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the corporation and partnerships. The past and future development of WRB, Sunrise and Toledo is dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
- WRB and Sunrise have third-party debt facilities to cover short-term working capital requirements.
- Sunrise is operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance with the partnership agreement. WRB and Toledo have very similar structures modified to account for the operating environment of the refining business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

- Cenovus, Phillips 66 and BP, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage, on the partners' behalf as the agreements prohibit the partners from undertaking these roles themselves. In addition, the joint arrangements do not have employees and, as such, are not capable of performing these roles.
- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

Recoveries from Insurance Claims

The Company uses estimates and assumptions on the amount recorded for insurance proceeds that are reasonably certain to be received. Accordingly, actual results may differ from these estimated recoveries.

Functional Currency

The functional currency for each of the Company's subsidiaries is a management judgment based on the currency of the primary economic environment in which the subsidiary operates.

Fair Value of Related Party Transactions

The Company transacts with certain related parties, joint arrangements and associates in the normal course of business. Such relationships can have an effect on the financial results of the Company and may lead to differences in the transactions between related parties compared to transactions between unrelated parties. Independent opinions of the fair values may be obtained to confirm the estimated fair value of proceeds.

4. ACQUISITIONS

A) Husky

i) Summary of the Acquisition

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through the Arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and Cenovus Warrants. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.

The Arrangement combined high quality oil sands and heavy oil assets with extensive trading, storage and logistics infrastructure, and downstream assets, which creates opportunities to optimize the margin captured across the heavy oil value chain. With the combination of processing capacity and market access outside Alberta for the majority of the Company's oil sands and heavy oil production, exposure to Alberta heavy oil price differentials is reduced while maintaining exposure to global commodity prices.

The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, *"Business Combinations"*. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill.

ii) Purchase Price Allocation

Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus Warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020, closing share price of $7.75, as reported on the TSX. In addition, 65.4 million Cenovus Warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for 36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million. Cenovus also recognized the one percent non-controlling interest of Husky Energy Inc. in Husky Canada Group Finance Ltd., which had an estimated fair value of $11 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The final purchase price allocation is based on Management's best estimate of fair value and has been retrospectively adjusted to reflect items not initially identified, new information obtained about the conditions that existed at the date of the Arrangement and a better understanding of the assets acquired. Changes to identifiable assets acquired and liabilities assumed includes increases of $24 million to accounts receivable and accrued revenues, $45 million to E&E assets, $32 million to other assets, $18 million to accounts payable and accrued liabilities, $137 million to decommissioning liabilities and $37 million to other liabilities offset by decreases of $136 million to long-term income tax receivable, $365 million to PP&E, $94 million to investment in equity-accounted affiliates and $6 million to income tax payable. These adjustments resulted in an increase to the deferred income tax asset, net of $120 million. Total identifiable net assets decreased by $560 million, increasing goodwill by $577 million. The impact to DD&A, income (loss) from equity-accounted affiliates, interest income and general and administrative expense as a result of these adjustments was not material and prior quarters have not been restated to reflect the impact of the measurement period adjustments.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	January 1, 2021
Consideration	
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Other	17
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	**6,883**
Identifiable Assets Acquired and Liabilities Assumed	
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,307
Inventories	1,133
Exploration and Evaluation Assets	45
Property, Plant and Equipment	13,296
Right-of-Use Assets	1,132
Long-Term Income Tax Receivable	66
Other Assets	230
Investment in Equity-Accounted Affiliates	363
Deferred Income Tax Assets, Net	1,062
Accounts Payable and Accrued Liabilities	(2,283)
Income Tax Payable	(94)
Short-Term Borrowings	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,441)
Decommissioning Liabilities	(2,697)
Other Liabilities	(782)
Total Identifiable Net Assets	**5,594**
Goodwill	**1,289**

The fair value of trade and other receivables acquired as part of the acquisition was $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected was $45 million.

Goodwill was recognized due to the appreciation of Cenovus's common share price at the close of the acquisition. Goodwill of $1.3 billion was attributable to the Lloydminster thermal ($651 million), Sunrise ($550 million) and Tucker ($88 million) assets, within the Oil Sands segment, where significant operating synergies are expected to be achieved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

iii) Integration Costs

Transaction costs from the Arrangement exclude share issuance costs related to common shares, preferred shares and warrants. Integration costs recognized in the Consolidated Statements of Earnings (Loss) include the following:

For the periods ended December 31, 2021	Three Months Ended	Twelve Months Ended
Transaction Costs	—	65
Integration Related Costs	38	104
Severance Payments	9	180
	47	349

iv) Revenue and Profit Contribution

The acquired business contributed revenues of $5.3 billion and $21.2 billion, as well as a consolidated segment income of $282 million and $2.0 billion, for the three and twelve months ended December 31, 2021, respectively.

B) Other

On September 8, 2021, the Company acquired an additional working interest of 21 percent of the Terra Nova field in Atlantic Canada. Cenovus's working interest in the joint operation is now 34 percent. The total consideration paid was $3 million, net of closing adjustments, and the effective date of the transaction was April 1, 2021. The additional working interest acquired was accounted for as an asset acquisition. Cenovus acquired cash of $78 million and PP&E of $84 million, and assumed decommissioning liabilities of $159 million.

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2021	2020	2021	2020
Salaries and Benefits	63	40	264	145
Administrative and Other	66	37	225	102
Stock-Based Compensation Expense (Recovery) (Note 25)	62	64	159	49
Other Incentive Benefits Expense (Recovery)	167	27	201	(4)
	358	168	849	292

6. FINANCE COSTS

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2021	2020	2021	2020
Interest Expense – Short-Term Borrowings and Long-Term Debt	133	104	557	392
Net Premium (Discount) on Redemption of Long-Term Debt (Note 19)	6	—	121	(25)
Interest Expense – Lease Liabilities (Note 20)	42	21	171	87
Unwinding of Discount on Decommissioning Liabilities (Note 21)	56	14	199	57
Other	9	6	34	25
	246	145	1,082	536

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2021**	2020	**2021**	2020
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**(98)**	(358)	**(230)**	(194)
Other	**6**	(2)	**(82)**	63
Unrealized Foreign Exchange (Gain) Loss	**(92)**	(360)	**(312)**	(131)
Realized Foreign Exchange (Gain) Loss	**11**	11	**138**	(50)
	(81)	(349)	**(174)**	(181)

8. DIVESTITURES

On October 14, 2021, the Company sold 50 million common shares of Headwater Exploration Inc. ("Headwater") for gross proceeds of $228 million and recorded a before-tax gain of $116 million (after-tax gain – $99 million).

Effective May 1, 2021, the Company sold its GORR in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).

In 2021, the Company sold Conventional segment assets in the Kaybob area and East Clearwater area for combined gross proceeds of approximately $103 million. For the twelve months ended December 31, 2021, a before-tax gain of $34 million (after-tax gain – $25 million) was recorded on the dispositions.

On December 2, 2020, the Company sold its Marten Hills assets in northern Alberta to Headwater for total consideration of $138 million, excluding the retained GORR. A before-tax gain of $79 million was recorded on the sale (after-tax gain – $65 million). Total consideration was $33 million in cash, 50 million common shares valued at $97 million and 15 million share purchase warrants valued at $8 million at the date of close.

9. IMPAIRMENT CHARGES AND REVERSALS

On a quarterly basis, the Company assesses its cash-generating units ("CGUs") for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually.

A) Upstream Cash-Generating Units

As at December 31, 2021, there was no impairment of the Company's upstream CGUs or goodwill. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

2021 Impairment Reversals

As at December 31, 2021, there were indicators of impairment reversals for the Company's upstream CGUs due to an increase in forward commodity prices. An assessment was performed and indicated the recoverable amount was greater than the carrying value.

As at December 31, 2021, the recoverable amount of the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs was estimated to be $2.0 billion. In 2020, the Company recorded a total impairment charge of $555 million in the Conventional segment due to a decline in forward commodity prices and changes in future development plans. As at December 31, 2021, the Company reversed the full amount of impairment losses of $378 million, net of dispositions and the DD&A that would have been recorded had no impairment been recorded. The reversal was primarily due to improved forward commodity prices.

The following table summarizes impairment reversals recorded in 2021 and estimated recoverable amounts as at December 31, 2021, by CGU:

Cash-Generating Unit	Reversal of Impairment	Recoverable Amount
Clearwater	**145**	**427**
Elmworth-Wapiti	**115**	**747**
Kaybob-Edson	**118**	**837**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Key Assumptions

The recoverable amounts (Level 3) of Cenovus's upstream CGUs were determined based on fair value less costs of disposal ("FVLCOD"). Key assumptions in the determination of future cash flows from reserves include forward prices and costs, consistent with Cenovus's independent qualified reserve evaluators ("IQREs"), costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2021. All reserves have been evaluated as at December 31, 2021, by the Company's IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2021, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2022	2023	2024	2025	2026	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	72.83	68.78	66.76	68.09	69.45	2.00 %
Western Canadian Select (C$/barrel)	74.43	69.17	66.54	67.87	69.23	2.00 %
Edmonton C5+ (C$/barrel)	91.85	85.53	82.98	84.63	86.33	2.00 %
Alberta Energy Company Natural Gas (C$/Mcf) [1]	3.56	3.20	3.05	3.10	3.17	2.00 %

(1)   Assumes gas heating value of one million British thermal units per thousand cubic feet ("Mcf").

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Recoverable Amount [1]			
Cash-Generating Unit	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(13)	13	55	(54)
Elmworth-Wapiti	(27)	28	84	(81)
Kaybob-Edson	(26)	26	98	(97)

(1)   The Company reversed the full amount of impairment losses at December 31, 2021. The changes to the recoverable amount noted in the sensitivities above would not have resulted in a change in the amount of the impairment reversal.

2020 Impairments

During the three months ended March 31, 2020, the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company recorded an impairment loss of $315 million as additional DD&A in the Conventional segment due to the decline in forward crude oil and natural gas prices. As at March 31, 2020, there was no impairment of goodwill or Oil Sands CGUs.

As at December 31, 2020, indicators of impairment were noted for the Company's Conventional assets due to a change in future development plans since the Company last tested for impairment as at March 31, 2020. Therefore, the Company tested its Conventional CGUs for impairment and determined that the carrying amount was greater than the recoverable amount for certain CGUs and recorded an additional impairment loss of $240 million as additional DD&A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The following table summarizes the impairment losses recorded in 2020 and estimated recoverable amounts as at December 31, 2020, by CGU:

Cash-Generating Unit	Impairment	Recoverable Amount
Clearwater	260	160
Elmworth-Wapiti	120	259
Kaybob-Edson	175	384

Key Assumptions

The recoverable amounts (Level 3) of Cenovus's upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at December 31, 2020. All reserves were evaluated as at December 31, 2020, by the Company's IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2020, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2021	2022	2023	2024	2025	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	47.17	50.17	53.17	54.97	56.07	2.00 %
Western Canadian Select (C$/barrel)	44.63	48.18	52.10	54.10	55.19	2.00 %
Edmonton C5+ (C$/barrel)	59.24	63.19	67.34	69.77	71.18	2.00 %
Alberta Energy Company Natural Gas (C$/Mcf) [1]	2.88	2.80	2.71	2.75	2.8	2.00 %

(1)   *Assumes gas heating value of one million British thermal units per Mcf.*

Discount and Inflation Rates

Discounted future cash flows were determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at December 31, 2020 for the following CGUs:

	Increase (Decrease) to Recoverable Amount			
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(5)	6	52	(97)
Elmworth-Wapiti	(7)	8	54	(96)
Kaybob-Edson	(13)	14	54	(106)

As at December 31, 2020, there was no impairment of goodwill.

B) Downstream Cash-Generating Units

2021 Impairments

As at December 31, 2021, lower forward pricing that will result in lower margins on refined products, was identified as an indicator of impairment for the Borger, Wood River, Lima and Toledo CGUs. As at December 31, 2021, the total carrying amounts of the Borger, Wood River and Lima CGUs were greater than the recoverable amount ($2.5 billion) and an impairment charge of $1.9 billion was recorded as additional DD&A in the U.S. Manufacturing segment. As at December 31, 2021, no impairment of the Toledo CGU was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Key Assumptions

The recoverable amount (Level 3) of the Borger, Wood River and Lima CGUs were determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, operating costs and the discount rates. Forward crack spreads were based on third-party consultant average forecasts.

Crude Oil and Forward Crack Spreads

Forward prices are based on Management's best estimate and corroborated with third-party data. As at December 31, 2021, the forward prices used to determine future cash flows were:

	2022 to 2023		2024 to 2026	
	Low	High	Low	High
West Texas Intermediate (US$/barrel)	68.78	72.83	66.76	69.45
Differential WTI-WTS (US$/barrel)	—	0.01	(0.06)	(0.06)
Differential WTI-WCS (US$/barrel)	13.54	13.67	13.75	14.30
Chicago 3-2-1 Crack Spreads (WTI) (US$/barrel)	14.87	18.44	14.68	16.81
Group 3 3-2-1 Crack Spreads (WTI) (US$/barrel)	15.33	18.97	14.82	16.98

Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2037.

Discount Rates

Discounted future cash flows were determined by applying a discount rate of 10 percent to 12 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amounts used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Recoverable Amount			
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger, Wood River and Lima CGUs	(190)	214	749	(754)

2021 ROU Asset Impairments

As at December 31, 2021, lower forward pricing, which will result in lower margins on refined products was identified as an indicator of impairment for the U.S. Manufacturing ROU assets. As a result, these assets were tested for impairment and an impairment charge of $11 million was recorded as additional DD&A in the U.S. Manufacturing segment.

2020 Downstream Impairments

As at September 30, 2020, the recovery in demand for refined products from the impact of the novel coronavirus lagged expectations and resulted in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the U.S. Manufacturing segment. The recoverable amount of the Borger CGU was estimated at $692 million. As at September 30, 2020, no impairment of the Wood River CGU was identified. As at December 31, 2020, there were no further indicators of impairment noted.

Key Assumptions

The recoverable amount (Level 3) of the Borger CGU was determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included forward crude oil prices, forward crack spreads, future capital expenditures, operating costs, terminal values and the discount rate. Forward crack spreads were based on third-party consultant average forecasts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Crude Oil and Forward Crack Spreads

Forward prices are based on Management's best estimate and corroborated with third-party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

	2021 to 2022		2023 to 2025	
	Low	High	Low	High
West Texas Intermediate (US$/barrel)	36.36	50.84	49.66	58.74
Differential WTI-WTS (US$/barrel)	0.37	1.73	1.21	1.81
Group 3 3-2-1 Crack Spreads (WTI) (US$/barrel)	11.56	13.23	11.79	16.58

Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.

Discount Rates

Discounted future cash flows were determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at September 30, 2020 for the following CGU:

	Increase (Decrease) to Recoverable Amount			
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	(71)	81	263	(264)

2020 ROU Asset Impairments

As at March 31, 2020, the temporary suspension of the Company's crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment charge of $3 million was recorded as additional DD&A in the U.S. Manufacturing segment.

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2021	2020	2021	2020
Current Tax				
Canada	32	(11)	104	(14)
United States	—	—	—	1
Asia Pacific	56	—	171	—
Other International	—	—	1	—
Total Current Tax Expense (Recovery)	88	(11)	276	(13)
Deferred Tax Expense (Recovery)	171	(182)	452	(838)
	259	(193)	728	(851)

In 2021, the Company recorded a current tax expense primarily related to taxable income arising in Canada and Asia Pacific. The increase is due to Asia Pacific operations acquired in the Arrangement and higher earnings compared to 2020. In the fourth quarter of 2021, the Company recorded a $217 million deferred tax expense due to a limitation in the availability of certain U.S. tax attributes. In addition, the Company recorded a deferred tax expense of $106 million due to a rate change associated with provincial allocations.

In 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU, impairments in the Conventional segment and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt. In 2020, the Government of Alberta accelerated the reduction in the provincial corporate tax rate from 12 percent to eight percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The final purchase price allocation of the Arrangement includes net deferred tax assets of $1.1 billion as at January 1, 2021. The net deferred tax assets consists of $1.1 billion related to the Company's operations in the Canadian jurisdiction, $359 million related to U.S. operations, offset by a tax liability of $444 million related to Asia Pacific activities. The Canadian deferred tax asset has been offset against the Canadian deferred tax liability.

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2021**	2020	**2021**	2020
Net Earnings (Loss)	**(408)**	(153)	**587**	(2,379)
Effect of Cumulative Dividends on Preferred Shares	**(8)**	—	**(34)**	—
Net Earnings (Loss) – Basic and Diluted	**(416)**	(153)	**553**	(2,379)
Basic – Weighted Average Number of Shares	**2,012.3**	1,228.9	**2,016.2**	1,228.9
Dilutive Effect of Warrants	**—**	—	**27.6**	—
Dilutive Effect of Net Settlement Rights	**—**	—	**1.3**	—
Diluted – Weighted Average Number of Shares	**2,012.3**	1,228.9	**2,045.1**	1,228.9
Net Earnings (Loss) Per Common Share – Basic ($)	**(0.21)**	(0.12)	**0.27**	(1.94)
Net Earnings (Loss) Per Common Share – Diluted [(1)] ($)	**(0.21)**	(0.12)	**0.27**	(1.94)

(1) Excluded from the calculation of diluted net earnings (loss) per share for the three and twelve months ended December 31, 2021, were net earnings of $8 million and $22 million, respectively, and 44.5 million and 1.9 million, respectively, of potential ordinary shares related to the assumed exercise of Cenovus replacement stock options as the impact was anti-dilutive. These instruments could potentially dilute earnings per share in the future.

B) Common Share Dividends

For the twelve months ended December 31, 2021, the Company paid dividends of $176 million or $0.0875 per common share (twelve months ended December 31, 2020 – $77 million or $0.0625 per common share). The declaration of common share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. On February 7, 2022, the Company's Board of Directors declared a first quarter dividend of $0.0350 per common share, payable on March 31, 2022, to common shareholders of record as at March 15, 2022.

C) Preferred Share Dividends

For the periods ended December 31, 2021	Three Months Ended	Twelve Months Ended
Series 1 First Preferred Shares	1	7
Series 2 First Preferred Shares	1	1
Series 3 First Preferred Shares	3	12
Series 5 First Preferred Shares	2	9
Series 7 First Preferred Shares	1	5
Total Declared and Paid Preferred Share Dividends	**8**	**34**

The declaration of preferred share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative. On February 7, 2022, the Company's Board of Directors declared first quarter dividends for Cenovus's preferred shares, payable on March 31, 2022, in the amount of $9 million, to preferred shareholders of record as at March 15, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ Millions, unless otherwise indicated
For the periods ended December 31, 2021

12. ASSETS HELD FOR SALE

In 2021, the Company entered into agreements to sell 337 gas stations in Cenovus's retail fuels network, in the Retail segment, located across Western Canada and Ontario for gross proceeds of $420 million. The sales are expected to close in mid-2022. Operating margin associated with the retail assets held for sale for the twelve months ended December 31, 2021 was $64 million.

The Company also entered into agreements to sell its Tucker asset in the Oil Sands segment and its Conventional segment assets located in the Wembley area in 2021. The sale of the Tucker asset closed on January 31, 2022, for gross cash proceeds of $800 million and the sale of the Wembley assets is expected to close during the first three months of 2022 for gross proceeds of $238 million.

These assets were recorded at the lesser of their carrying amount and their fair value less cost to sell. No impairments were recorded on the assets held for sale as at December 31, 2021.

As at December 31, 2021	PP&E (Note 14)	ROU Assets (Note 15)	Goodwill	Lease Liabilities (Note 20)	Decommissioning Liabilities (Note 21)
Retail	498	54	—	(58)	(86)
Tucker	505	—	88	—	(33)
Wembley	159	—	—	—	(9)
	1,162	54	88	(58)	(128)

13. EXPLORATION AND EVALUATION ASSETS, NET

	Total
As at December 31, 2020	623
Acquisitions (Note 4A)	45
Additions	55
Exploration Expense	(9)
Change in Decommissioning Liabilities	6
As at December 31, 2021	**720**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

14. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other [1]	Total
COST					
As at December 31, 2020 [2]	29,867	218	5,671	1,290	37,046
Acquisitions (Note 4)	8,633	—	3,901	846	13,380
Additions	1,368	9	1,023	115	2,515
Change in Decommissioning Liabilities	(63)	1	40	24	2
Exchange Rate Movements and Other	22	—	(140)	(18)	(136)
Divestitures	(630)	—	—	—	(630)
Transfers to Assets Held for Sale (Note 12)	(754)	—	—	(522)	(1,276)
As at December 31, 2021	**38,443**	**228**	**10,495**	**1,735**	**50,901**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2020 [2]	8,361	42	2,195	1,037	11,635
Depreciation, Depletion and Amortization	3,335	10	526	128	3,999
Impairment Charges (Note 9)	—	—	1,931	—	1,931
Impairment Reversals (Note 9)	(378)	—	—	—	(378)
Exchange Rate Movements and Other	61	1	(80)	(2)	(20)
Divestitures	(377)	—	—	—	(377)
Transfers to Assets Held for Sale (Note 12)	(90)	—	—	(24)	(114)
As at December 31, 2021	**10,912**	**53**	**4,572**	**1,139**	**16,676**
CARRYING VALUE					
As at December 31, 2020 [2]	21,506	176	3,476	253	25,411
As at December 31, 2021	**27,531**	**175**	**5,923**	**596**	**34,225**

[1] Includes retail assets, office furniture, fixtures, leasehold improvements, information technology and aircraft.
[2] Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period's presentation of asset classes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

15. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets [1]	Manufacturing Assets	Retail and Other	Total
COST					
As at December 31, 2020 [2]	495	977	15	15	1,502
Acquisition (Note 4A)	99	765	138	130	1,132
Additions	4	96	7	3	110
Modifications	1	20	1	—	22
Re-measurements	(2)	1	—	(3)	(4)
Exchange Rate Movements and Other	(5)	(18)	—	(5)	(28)
Transfers to Assets Held for Sale (Note 12)	—	—	—	(78)	(78)
As at December 31, 2021	**592**	**1,841**	**161**	**62**	**2,656**
ACCUMULATED DEPRECIATION					
As at December 31, 2020 [2]	58	293	5	7	363
Depreciation	38	239	23	23	323
Impairment Charges (Note 9)	—	5	5	1	11
Terminations	—	(3)	—	—	(3)
Exchange Rate Movements and Other	(4)	(14)	—	(6)	(24)
Transfers to Assets Held for Sale (Note 12)	—	—	—	(24)	(24)
As at December 31, 2021	**92**	**520**	**33**	**1**	**646**
CARRYING VALUE					
As at December 31, 2020 [2]	437	684	10	8	1,139
As at December 31, 2021	**500**	**1,321**	**128**	**61**	**2,010**

[1]   Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
[2]   Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period's presentation of asset classes.

16. JOINT ARRANGEMENTS AND ASSOCIATE

A) Joint Operations

BP-Husky Refining LLC

Cenovus holds a 50 percent interest in Toledo with BP, who operates the Toledo Refinery in Ohio.

Sunrise Oil Sands Partnership

Cenovus, as the operator, holds a 50 percent interest in Sunrise, an oil sands project in northern Alberta, with BP Canada who holds the remaining interest.

WRB Refining LP

Cenovus holds a 50 percent interest in WRB with Phillips 66, who holds the remaining interest and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.

B) Joint Ventures

Husky-CNOOC Madura Ltd.

The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company's share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Summarized below is the financial information for HCML accounted for using the equity method.

Results of Operations

For the periods ended December 31, 2021	Three Months Ended	Twelve Months Ended
Revenue	91	439
Expenses	65	395
Net Earnings	26	44

Balance Sheet

As at December 31,	2021
Current Assets [1]	167
Non-Current Assets	1,433
Current Liabilities	62
Non-Current Liabilities	896
Net Assets	642

(1)   Includes cash and cash equivalents of $46 million.

For the twelve months ended December 31, 2021, the Company's share of income from the equity-accounted affiliate was $47 million. As at December 31, 2021, the carrying amount of the Company's share of net assets was $311 million. These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.

For the twelve months ended December 31, 2021, the Company received $100 million of distributions from HCML.

Husky Midstream Limited Partnership

The Company holds a 35 percent interest in HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. Power Assets Holdings Ltd. holds a 49 percent interest and CK Infrastructure Holdings Ltd. holds a 16 percent interest in HMLP.

For the twelve months ended December 31, 2021, HMLP had net earnings of $134 million. The Company's share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company's share of earnings will fluctuate depending on certain income thresholds. For the twelve months ended December 31, 2021, the Company did not record its pre-tax net income relating to HMLP of $18 million as the carrying value of the Company's interest is $nil.

Due to the decline in forecasted distributions from the partnership profit structure, as at December 31, 2021, the Company had $17 million in cumulative unrecognized losses and OCI, net of tax. The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.

For the twelve months ended December 31, 2021, the Company received $37 million in distributions and paid $32 million in contributions to HMLP. The net amount of the distributions received and contributions paid are recorded in (income) loss from equity-accounted affiliates.

C) Associate

Headwater Exploration Inc.

On October 14, 2021, the Company sold its 25 percent interest in Headwater (see Note 8). The proportionate share of the income from the Headwater equity investment prior to the sale was $6 million for the three months ended December 31, 2021, and $5 million during the twelve months ended December 31, 2021 and was recorded to income (loss) from equity-accounted affiliates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

17. OTHER ASSETS

As at December 31,	2021	2020
Intangible Assets	78	89
Private Equity Investments (Note 27)	53	52
Other Equity Investments	77	12
Net Investment in Finance Leases	60	52
Long-Term Receivables and Prepaids	77	11
Precious Metals	85	—
Other	1	—
	431	216

On December 2, 2020, Cenovus sold its Marten Hills assets in Northern Alberta to Headwater. Part of the consideration received included 15 million share purchase warrants with a fair value of $8 million at the date of close. The share purchase warrants had a three-year term and an exercise price of $2.00 per share. On December 23, 2021, all of the outstanding share purchase warrants were exercised for a total cost of $30 million. At December 31, 2021, the fair value of the Headwater investment was $77 million included in other equity investments above. The investment is carried at fair value through profit or loss ("FVTPL").

18. CONTINGENT PAYMENT

	Total
As at December 31, 2020	63
Re-measurement [1]	575
Liabilities Settled or Payable	(402)
As at December 31, 2021	**236**

(1)   *Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).*

In connection with the acquisition in 2017 from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips"), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years ending May 17, 2022, for quarters in which the average Western Canadian Select ("WCS") crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at December 31, 2021, $160 million is payable under this agreement (December 31, 2020 – $nil).

19. DEBT AND CAPITAL STRUCTURE

A) Short-Term Borrowings

As at December 31,	Notes	2021	2020
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	79	121
Sunrise Uncommitted Demand Credit Facility	iii	—	—
Total Debt Principal		79	121

i) Uncommitted Demand Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's uncommitted demand facilities of $975 million. As at January 1, 2021, $40 million in direct borrowings were outstanding and $427 million letters of credit were outstanding under these facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

In the three months ended December 31, 2021, the Company cancelled and replaced all uncommitted demand facilities, which included those assumed in the Arrangement, and entered into new uncommitted demand facilities. As at December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion (December 31, 2020 – $1.6 billion) in place, of which $1.4 billion (December 31, 2020 – $600 million) may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at December 31, 2021, there were outstanding letters of credit aggregating to $565 million (December 31, 2020 – $441 million) and no direct borrowings.

ii) WRB Uncommitted Demand Facilities

WRB has uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million) which may be used to cover short-term working capital requirements. Subsequent to December 31, 2021, WRB added an incremental US$150 million in demand facilities (the Company's proportionate share – US$75 million).

iii) Sunrise Uncommitted Demand Credit Facility

Sunrise has an uncommitted demand credit facility of $10 million (the Company's proportionate share – $5 million), which is available for general purposes.

B) Long-Term Debt

As at December 31,	Notes	2021	2020
Revolving Term Debt [(1)]	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	9,363	7,510
Canadian Dollar Unsecured Notes	ii	2,750	—
Total Debt Principal		12,113	7,510
Net Debt Premiums (Discounts) and Transaction Costs [(2)]		272	(69)
Long-Term Debt		12,385	7,441

(1)   *Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.*
(2)   *Includes $353 million net debt premiums related to the Canadian and U.S. dollar denominated unsecured notes assumed at fair value in the Arrangement.*

In 2021, pledges of intercompany obligations owing to Cenovus Energy Inc., made in favour of the holders of select previously issued Husky notes were terminated in accordance with their respective terms. The pledge terminations ensured all bond holders were ranked equally in right of payment with all of Cenovus's other unsecured and unsubordinated indebtedness.

For the year ended December 31, 2021, the weighted average interest rate on outstanding debt, including the Company's proportionate share of the WRB and Sunrise uncommitted demand facilities, was 4.6 percent (2020 – 4.9 percent).

i) Committed Credit Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's committed credit facilities of $4.0 billion. As at January 1, 2021, $350 million was outstanding.

On August 18, 2021, $8.5 billion of committed credit facilities, which included those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility. The committed revolving credit facility consists of a $2.0 billion tranche maturing on August 18, 2024, and a $4.0 billion tranche maturing on August 18, 2025. As at December 31, 2021, no amount was drawn on the credit facility.

ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's 3.55 percent, 3.60 percent and 3.50 percent Canadian dollar unsecured notes with a fair value of $2.9 billion (notional value – $2.8 billion) and 3.95 percent, 4.00 percent, 4.40 percent and 6.80 percent U.S. dollar denominated unsecured notes with a fair value of $3.4 billion (notional value – US$2.4 billion or C$3.0 billion).

On March 31, 2021, Cenovus Energy Inc. and Husky Energy Inc. amalgamated and Cenovus Energy Inc. became the direct obligor on all of Husky's unsecured notes.

The Company closed a public offering in the U.S. on September 13, 2021, for US$1.25 billion of senior unsecured notes, consisting of US$500 million 2.65 percent senior unsecured notes due January 15, 2032, and US$750 million 3.75 percent senior unsecured notes due February 15, 2052.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

In September and October 2021, the Company paid US$2.3 billion to repurchase a portion of its unsecured notes with a principal amount of US$2.2 billion. A net premium on the redemption of $121 million was recorded in finance costs. The following principal amounts of Cenovus's unsecured notes were repurchased:

- 3.95 percent unsecured notes due 2022 – US$500 million (fully repurchased).
- 3.00 percent unsecured notes due 2022 – US$500 million (fully repurchased).
- 3.80 percent unsecured notes due 2023 – US$335 million.
- 4.00 percent unsecured notes due 2024 – US$481 million.
- 5.38 percent unsecured notes due 2025 – US$334 million.

The principal amounts of the Company's unsecured notes are:

	2021		2020	
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Unsecured Notes				
3.00% due August 15, 2022	—	—	500	637
3.80% due September 15, 2023	115	146	450	573
4.00% due April 15, 2024	269	341	—	—
5.38% due July 15, 2025	666	844	1,000	1,273
4.25% due April 15, 2027	962	1,220	962	1,225
4.40% due April 15, 2029	750	951	—	—
2.65% due January 15, 2032	500	634	—	—
5.25% due June 15, 2037	583	739	583	742
6.80% due September 15, 2037	387	490	—	—
6.75% due November 15, 2039	1,390	1,763	1,390	1,770
4.45% due September 15, 2042	155	197	155	198
5.20% due September 15, 2043	58	73	58	74
5.40% due June 15, 2047	800	1,014	800	1,018
3.75% due February 15, 2052	750	951	—	—
	7,385	9,363	5,898	7,510
Canadian Dollar Unsecured Notes				
3.55% due March 12, 2025	—	750	—	—
3.60% due March 10, 2027	—	750	—	—
3.50% due February 7, 2028	—	1,250	—	—
	—	2,750	—	—
Total Unsecured Notes	7,385	12,113	5,898	7,510

As at December 31, 2021, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus's committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

On January 10, 2022, the Company announced that it intents to redeem the entire US$384 million balance of its outstanding 3.80 percent unsecured notes and 4.00 percent unsecured notes on February 9, 2022.

C) Capital Structure

Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments, and is used in managing the Company's capital. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares or preferred shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of net debt to adjusted earnings before interest, taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These measures are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Cenovus targets a Net Debt to Adjusted EBITDA ratio between 1.0 and 1.5 times and Net Debt between $6 billion to $8 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

On October 7, 2021, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$5 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in November 2023. Offerings under the base shelf prospectus are subject to market conditions. As at December 31, 2021, US$4.7 billion remained available under Cenovus's base shelf prospectus for permitted offerings.

Net Debt to Adjusted EBITDA

As at December 31,	2021	2020 [1]
Short-Term Borrowings	79	121
Long-Term Portion of Long-Term Debt	12,385	7,441
Less: Cash and Cash Equivalents	(2,873)	(378)
Net Debt	9,591	7,184
Net Earnings (Loss)	587	(2,379)
Add (Deduct):		
Finance Costs	1,082	536
Interest Income	(23)	(9)
Income Tax Expense (Recovery)	728	(851)
Depreciation, Depletion and Amortization	5,886	3,464
Exploration Expense	18	91
Unrealized (Gain) Loss on Risk Management	2	56
Foreign Exchange (Gain) Loss, Net	(174)	(181)
Re-measurement of Contingent Payment	575	(80)
(Gain) Loss on Divestitures of Assets	(229)	(81)
Other (Income) Loss, Net	(309)	40
Share of (Income) Loss From Equity-Accounted Affiliates	(57)	—
Adjusted EBITDA [2]	8,086	606
Net Debt to Adjusted EBITDA	**1.2x**	11.9x

(1) *Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.*

(2) *Calculated on a trailing twelve-month basis.*

Net Debt to Capitalization

As at December 31,	2021	2020 [1]
Net Debt	9,591	7,184
Shareholders' Equity	23,596	16,707
Capitalization	33,187	23,891
Net Debt to Capitalization	**29 %**	30 %

(1) *Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

20. LEASE LIABILITIES

	Total
As at December 31, 2020	1,757
Acquisition (Note 4A)	1,441
Additions	110
Interest Expense (Note 6)	171
Lease Payments	(471)
Terminations	(1)
Modifications	22
Re-measurements	(4)
Exchange Rate Movements and Other	(10)
Transfers to Liabilities Related to Assets Held for Sale (Note 12)	(58)
As at December 31, 2021	**2,957**
Less: Current Portion	272
Long-Term Portion	2,685

The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

21. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2020	1,248
Acquisitions (Note 4)	2,856
Liabilities Incurred	30
Liabilities Settled	(144)
Liabilities Disposed	(140)
Transfers to Liabilities Related to Assets Held for Sale (Note 12)	(128)
Change in Estimated Future Cash Flows	(472)
Change in Discount Rate	450
Unwinding of Discount on Decommissioning Liabilities (Note 6)	199
Foreign Currency Translation	7
As at December 31, 2021	**3,906**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.4 percent as at December 31, 2021 (December 31, 2020 – 5.0 percent).

The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People's Republic of China. As at December 31, 2021, the Company had $186 million in restricted cash (2020 – $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ Millions, unless otherwise indicated
For the periods ended December 31, 2021

22. OTHER LIABILITIES

As at December 31,	2021	2020
Pension and Other Post-Employment Benefit Plan	288	91
Provision for West White Rose Expansion Project [(1)]	259	—
Provisions for Onerous and Unfavourable Contracts	99	39
Employee Long-Term Incentives	74	33
Drilling Provisions	56	—
Deferred Revenue	41	—
Other	112	18
	929	181

(1)   Relates to the long-term liability related to the 69 percent working interest in the West White Rose Expansion Project acquired through the Arrangement.

23. SHARE CAPITAL AND WARRANTS

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company's articles. Prior to the close of the Arrangement, Cenovus's articles were amended to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.

B) Issued and Outstanding – Common Shares

	2021		2020	
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,870	11,040	1,228,828	11,040
Issued Under the Arrangement, Net of Issuance Costs (Note 5A)	788,518	6,111	—	—
Issued Upon Exercise of Warrants	314	3	—	—
Issued Under Stock Option Plans	535	7	42	—
Purchase of Common Shares under NCIB	(17,026)	(145)	—	—
Outstanding, End of Year	2,001,211	17,016	1,228,870	11,040

As at December 31, 2021, there were 30 million (December 31, 2020 – 27 million) common shares available for future issuance under the stock option plan.

C) Normal Course Issuer Bid

On November 4, 2021, the TSX accepted the Company's implementation of a NCIB to purchase up to 146.5 million common shares during the twelve-month period commencing November 9, 2021, and ending November 8, 2022.

For the year ended December 31, 2021, the Company purchased 17 million common shares through the NCIB. The shares were purchased at a weighted average price of $15.56 per common share for a total of $265 million. Paid in surplus was reduced by $120 million, representing the excess of the purchase price of common shares over their average carrying value. The shares were subsequently cancelled. As of February 7, 2022, Cenovus purchased an additional 9 million common shares for $160 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

D) Issued and Outstanding – Preferred Shares

As at December 31, 2021	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 4A)	36,000	519
Outstanding, End of Year	**36,000**	**519**

As at December 31, 2021	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58 %	10,740
Series 2 First Preferred Shares	March 31, 2026	1.86 %	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69 %	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59 %	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94 %	6,000

Series 1 First Preferred Shares

In March 2021, 274 thousand series 1 first preferred shares were tendered for conversion into series 2 first preferred shares. The new annual fixed-rate dividend applicable to the series 1 first preferred shares for the five-year period commencing March 31, 2021, to March 30, 2026, is 2.58 percent, being equal to the sum of the Government of Canada five-year bond yield of 0.85 percent plus 1.73 percent in accordance with the terms of the series 1 first preferred shares. Holders of series 1 first preferred shares will have the right, at their option, to convert their shares into series 2 first preferred shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter. The annual fixed-rate dividend was 2.40 percent for the previous period ending March 30, 2021.

Series 2 First Preferred Shares

In March 2021, 578 thousand series 2 first preferred shares were tendered for conversion into series 1 first preferred shares. Holders of the series 2 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent. Holders of series 2 first preferred shares will have the right, at their option, to convert their shares into series 1 first preferred shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter. The floating-rate dividend was 1.92 percent for the previous period ending December 30, 2021. The new quarterly floating-rate dividend applicable for the period commencing December 31, 2021, to March 30, 2022, is 1.86 percent.

Series 3 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of series 3 first preferred shares will have the right, at their option, to convert their shares into series 4 first preferred shares, subject to certain conditions, on December 31, 2024, and on December 31 every five years thereafter. Holders of the series 4 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

Series 5 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of series 5 first preferred shares will have the right, at their option, to convert their shares into series 6 first preferred shares, subject to certain conditions, on March 31, 2025, and on March 31 every five years thereafter. Holders of the series 6 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

Series 7 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of series 7 first preferred shares will have the right, at their option, to convert their shares into series 8 first preferred shares, subject to certain conditions, on June 30, 2025, and on June 30 every five years thereafter. Holders of the series 8 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Second Preferred Shares

There were no second preferred shares outstanding as at December 31, 2021 (December 31, 2020 – nil).

E) Issued and Outstanding – Warrants

As at December 31, 2021	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 4A)	65,433	216
Exercised	(314)	(1)
Outstanding, End of Year	**65,119**	**215**

The exercise price of the Cenovus Warrants issued under the Arrangement is $6.54 per share.

24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(10)	—	(44)	(54)
Income Tax (Expense) Recovery	2	—	—	2
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	47	—	(129)	(82)
Income Tax (Expense) Recovery	(9)	—	—	(9)
As at December 31, 2021	**28**	**27**	**629**	**684**

25. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs. In connection with the Arrangement, at the closing of the transaction on January 1, 2021, outstanding Husky stock options were replaced by Cenovus replacement stock options. Each Cenovus replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845.

The following tables summarize information related to the Company's stock-based compensation plans:

As at December 31, 2021	Units Outstanding (thousands)	Units Exercisable (thousands)
Stock Options With Associated Net Settlement Rights	27,233	16,949
Cenovus Replacement Stock Options	12,256	8,395
Performance Share Units	7,163	—
Restricted Share Units	6,025	—
Deferred Share Units	1,256	1,256

The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at December 31, 2021, was $13.06 and $15.21, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

For the twelve months ended December 31, 2021	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
Stock Options With Associated Net Settlement Rights	6,345	529
Cenovus Replacement Stock Options	18,882	790
Performance Share Units	6,175	8,085
Restricted Share Units	6,435	8,420
Deferred Share Units	353	440

In the twelve months ended December 31, 2021, 529 thousand NSRs, with a weighted average exercise price of $10.51, were exercised and net settled for cash.

In the twelve months ended December 31, 2021, eight thousand Cenovus replacement stock options were exercised and settled for six thousand common shares (see Note 23) and 782 thousand Cenovus replacement stock options, with a weighted average exercise price of $3.64, were exercised and net settled for cash.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2021	2020	2021	2020
Stock Options With Associated Net Settlement Rights	3	2	14	11
Cenovus Replacement Stock Options	9	—	26	—
Performance Share Units	26	28	56	19
Restricted Share Units	20	31	48	23
Deferred Share Units	4	3	15	(4)
Stock-Based Compensation Expense (Recovery)	62	64	159	49
Stock-Based Compensation Costs Capitalized	3	20	8	16
Total Stock-Based Compensation	65	84	167	65

26. RELATED PARTY TRANSACTIONS

Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 16). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.

The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or a cost recovery basis with certain restrictions. For the twelve months ended December 31, 2021, the Company charged HMLP $243 million for construction costs and management services.

The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus's blending business. Cenovus also pays HMLP for transportation and storage services. For the twelve months ended December 31, 2021, the Company incurred costs of $284 million for the use of HMLP's pipeline systems, as well as transportation and storage services.

27. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of restricted cash, long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2021, the carrying value of Cenovus's long-term debt was $12.4 billion and the fair value was $13.7 billion (December 31, 2020 carrying value – $7.4 billion, fair value – $8.6 billion).

Equity investments classified as FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity instruments classified at FVOCI:

	Total
As at December 31, 2020	52
Acquisition	1
Change in Fair Value [1]	—
As at December 31, 2021	**53**

[1] *Changes in fair value are recorded in OCI.*

Equity investments classified as FVTPL comprise equity investments in public companies. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on quoted prices in active markets (Level 1).

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and refined product swaps, futures, and if entered into, forwards, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate, natural gas and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	2021			2020		
	Risk Management			Risk Management		
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	46	116	(70)	5	58	(53)
Exchange Rate Contracts	2	—	2	—	—	—
	48	116	(68)	5	58	(53)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2021	2020
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(68)	(53)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to December 31:

	2021
Fair Value of Contracts, Beginning of Year	(53)
Acquisition (Note 4A)	(14)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(995)
Fair Value of Contracts Realized During the Year	993
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
Fair Value of Contracts, End of Year	**(68)**

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2021, the fair value of the contingent payment was estimated to be $236 million (December 31, 2020 – $63 million).

As at December 31, 2021, average WCS forward pricing for the remaining term of the contingent payment is $77.87 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 39.5 percent and 6.4 percent, respectively.

Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2021	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(45)	45

The impact of a five percent increase or decrease in WTI option price volatility and the Canadian-U.S. dollar foreign exchange rate options would result in nominal unrealized gains (losses) to earnings before income tax.

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2021**	2020	**2021**	2020
Realized (Gain) Loss	**268**	26	**993**	252
Unrealized (Gain) Loss	**(224)**	49	**2**	56
(Gain) Loss on Risk Management	**44**	75	**995**	308

Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

28. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to both help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect both near-term and future cash flows. As at December 31, 2021, the fair value of financial positions was a net liability of $68 million and primarily consisted of crude oil, condensate, natural gas and foreign exchange rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2021, there were foreign exchange contracts with a notional value of US$144 million outstanding and no interest rate or cross currency interest rate swap contracts outstanding.

Net Fair Value of Risk Management Positions

As at December 31, 2021	Notional Volumes [(1)] [(2)]	Terms [(3)]	Weighted Average Price [(1)] [(2)]	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts				
WTI Fixed – Sell	61.8 MMbbls	January 2022 - June 2023	US$72.19/bbl	(188)
WTI Fixed – Buy	25.3 MMbbls	January 2022 - June 2023	US$71.55/bbl	94
Other Financial Positions [(4)]				24
Foreign Exchange Contracts				2
Total Fair Value				**(68)**

(1)   Million barrels ("MMbbls"). Barrel ("bbl").
(2)   Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)   Contract terms represent various individual contracts with different terms, and range from one to eighteen months.
(4)   Other financial positions consists of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, and the Company's U.S. Manufacturing and Marketing activities.

A) Commodity Price, Interest Rate and Foreign Currency Risk

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

The impact of fluctuating commodity prices and foreign exchange rates on the Company's open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2021	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(225)	225
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	4	(4)
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	11	(12)

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at December 31, 2021, approximately 97 percent of the Company's accruals, receivables related to Cenovus's joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and substantially all of the Company's accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company's accruals, receivables related to Cenovus's joint ventures and joint operations, trade receivables and net investment in finance leases was 0.1 percent as at December 31, 2021 (December 31, 2020 – 0.5 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 19, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA between 1.0 to 1.5 times to manage the Company's overall debt position.

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2021	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	**6,353**
Short-Term Borrowings [1]	79	—	—	—	**79**
Long-Term Debt [1][2]	561	1,608	2,603	14,892	**19,664**
Contingent Payment	238	—	—	—	**238**
Lease Liabilities [1]	453	794	634	3,192	**5,073**

As at December 31, 2020	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	—	—	—	2,018
Short-Term Borrowings [1]	121	—	—	—	121
Long-Term Debt [1]	385	1,965	1,966	8,627	12,943
Contingent Payment	36	28	—	—	64
Lease Liabilities [1]	254	445	365	1,412	2,476

[1] Principal and interest, including current portion if applicable.
[2] On January 10, 2022, the Company announced its intention to redeem the entire outstanding balance of its 3.80 percent notes and 4.00 percent unsecured notes on February 9, 2022. Long-term debt maturities above have not been adjusted for this redemption.

29. SUPPLEMENTARY CASH FLOW INFORMATION

A) Working Capital

Working capital is calculated as follows:

As at December 31,	2021	2020
Total Current Assets	**11,988**	2,976
Total Current Liabilities	**7,305**	2,359
Working Capital	**4,683**	617

At December 31, 2021, adjusted working capital was $3.8 billion (December 31, 2020 – $653 million), excluding assets held for sale of $1.3 billion (December 31, 2020 – $nil), the current portion of the contingent payment of $236 million (December 31, 2020 – $36 million) and liabilities related to assets held for sale of $186 million (December 31, 2020 – $nil).

Changes in non-cash working capital is as follows:

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2021	2020	2021	2020
Accounts Receivable and Accrued Revenues	320	(360)	(953)	77
Income Tax Receivable	(14)	(8)	(1)	(12)
Inventories	(526)	(10)	(1,646)	450
Accounts Payable and Accrued Liabilities	553	325	1,645	(338)
Income Tax Payable	81	(10)	87	(17)
Total Non-Cash Working Capital	**414**	(63)	**(868)**	160
Cash From (Used in) Operating	271	(77)	(1,227)	198
Cash From (Used in) Investing	143	14	359	(38)
Total Non-Cash Working Capital	**414**	(63)	**(868)**	160

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

B) Reconciliation of Liabilities

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2019	—	—	6,699	1,916
Changes From Financing Cash Flows:				
Common Share Dividends Paid	(77)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	117	—	—
Issuance of Long-Term Debt	—	—	1,326	—
(Repayment) of Long-Term Debt	—	—	(112)	—
(Repayment) of Revolving Long-Term Debt	—	—	(220)	—
Principal Repayment of Leases	—	—	—	(197)
Non-Cash Changes:				
Common Share Dividends Declared	77	—	—	—
Foreign Exchange (Gain) Loss, Net	—	4	(231)	(6)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(25)	—
Finance Costs	—	—	5	—
Lease Additions	—	—	—	49
Lease Terminations	—	—	—	(1)
Lease Modifications	—	—	—	(2)
Lease Re-measurements	—	—	—	(2)
Other	—	—	(1)	—
As at December 31, 2020	—	121	7,441	1,757
Acquisition (see Note 4A)	—	40	6,602	1,441
Changes From Financing Cash Flows:				
Common Share Dividends Paid	(176)	—	—	—
Preferred Share Dividends Paid	(34)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	(77)	—	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Issuance of Long-Term Debt	—	—	1,557	—
(Repayment) of Long-Term Debt	—	—	(2,870)	—
Principal Repayment of Leases	—	—	—	(300)
Non-Cash Changes:				
Common Share Dividends Declared	176	—	—	—
Preferred Share Dividends Declared	34	—	—	—
Foreign Exchange (Gain) Loss, Net	—	(5)	(57)	(10)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	121	—
Finance Costs	—	—	(59)	—
Lease Additions	—	—	—	110
Lease Terminations	—	—	—	(1)
Lease Modifications	—	—	—	22
Lease Re-measurements	—	—	—	(4)
Transfers to Liabilities Related to Assets Held for Sale	—	—	—	(58)
As at December 31, 2021	**—**	**79**	**12,385**	**2,957**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

30. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program.

Future payments for the Company's commitments are below:

As at December 31, 2021	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	3,288	3,567	3,373	2,146	2,012	16,600	**30,986**
Real Estate [2]	44	43	52	54	57	658	**908**
Obligation to Fund Equity-Accounted Affiliate [3]	68	85	99	90	90	210	**642**
Other Long-Term Commitments	509	156	145	136	150	1,214	**2,310**
Total Payments [4]	3,909	3,851	3,669	2,426	2,309	18,682	**34,846**

(1) *Includes transportation commitments of $8.1 billion (December 31, 2020 – $14.0 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.*
(2) *Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.*
(3) *Relates to funding obligations to HCML.*
(4) *Commitments are reflected at Cenovus's proportionate share of the underlying contract.*

The Arrangement resulted in the assumption of Husky's non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $17.6 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved, but are not yet in service.

As at December 31, 2021, the transportation and storage commitments did not include any amounts related to the Keystone XL pipeline due to the cancellation of the Company's transportation services agreement (December 31, 2020 – $7.0 billion).

As at December 31, 2021, the Company had commitments with HMLP that include $2.6 billion related to transportation, storage and other long-term commitments.

As at December 31, 2021, there were outstanding letters of credit aggregating to $565 million (December 31, 2020 – $441 million) issued as security for financial and performance conditions under certain contracts.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Decommissioning Liabilities

Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $3.9 billion, based on current legislation and estimated costs, related to its producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

31. PRIOR YEAR SEGMENTED AND OPERATIONAL INFORMATION

Segmented information for the year ended December 31, 2019 has been re-presented below for the treatment of product swaps and certain third-party purchases as described in note 3(I) and reflect the presentation adopted on January 1, 2021, as described in Note 1 and the adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2021

Segmented and Operational Information for 2019

	Upstream			Downstream		
	Oil			Canadian	U.S.	
For the year ended December 31, 2019	Sands	Conventional	Offshore	Manufacturing	Manufacturing	Retail
Revenues						
Gross Sales [1]	**13,101**	**935**	**—**	**77**	**8,291**	**—**
Less: Royalties	**1,143**	**30**	**—**	**—**	**—**	**—**
	11,958	**905**	**—**	**77**	**8,291**	**—**
Expenses						
Purchased Product [1] [2]	**2,231**	**240**	**—**	**—**	**6,735**	**—**
Transportation and Blending	**5,152**	**82**	**—**	**—**	**—**	**—**
Operating	**1,067**	**339**	**—**	**41**	**877**	**—**
Realized (Gain) Loss on Risk Management	**23**	**—**	**—**	**—**	**(16)**	**—**
Operating Margin	**3,485**	**244**	**—**	**36**	**695**	**—**
Unrealized (Gain) Loss on Risk Management [3]	**92**	**—**	**—**	**—**	**1**	**—**
Depreciation, Depletion and Amortization	**1,543**	**319**	**—**	**7**	**273**	**—**
Exploration Expense	**18**	**64**	**—**	**—**	**—**	**—**
Segment Income (Loss)	**1,832**	**(139)**	**—**	**29**	**421**	**—**

	Corporate and	
For the year ended December 31, 2019	Eliminations	Consolidated
Revenues		
Gross Sales [1]	**(689)**	**21,715**
Less: Royalties	**—**	**1,173**
	(689)	**20,542**
Expenses		
Purchased Product [1] [2]	**(417)**	**8,789**
Transportation and Blending	**(50)**	**5,184**
Operating	**(236)**	**2,088**
Realized (Gain) Loss on Risk Management	**—**	**7**
Unrealized (Gain) Loss on Risk Management [3]	**56**	**149**
Depreciation, Depletion and Amortization	**107**	**2,249**
Exploration Expense	**—**	**82**
Segment Income (Loss)	**(149)**	**1,994**
General and Administrative	**331**	**331**
Finance Costs	**511**	**511**
Interest Income	**(12)**	**(12)**
Foreign Exchange (Gain) Loss, Net	**(404)**	**(404)**
Re-measurement of Contingent Payment	**164**	**164**
(Gain) Loss on Divestiture of Assets	**(2)**	**(2)**
Other (Income) Loss, Net	**9**	**9**
	597	**597**
Earnings (Loss) Before Income Tax		**1,397**
Income Tax Expense (Recovery)		**(797)**
Net Earnings (Loss)		**2,194**

[1] Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(I)).
[2] Inventory write-downs prior to January 1, 2021, have been reclassified to purchased product to conform with the current presentation of inventory write-downs.
[3] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.